EXHIBIT 99.1

22 August 2013

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission Nova Scotia Securities Commission Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission
TSX

Dear Sirs/Madams:

Re:	LEVON RESOURCES LTD. Annual General & Special Meeting

We confirm that the following material was sent by pre-paid mail on August 21, 2012, to registered common shareholder of August 8, 2013 of the above Corporation:

A.          Notice & Information Circular
B.           Form of Proxy
C.           2013 NI 51 – 102 Return Card
D.           Return Envelope

We further confirm that copies of the abovementioned material were sent by the corporation to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for Levon Resources Ltd..

Yours truly,
VALIANT TRUST COMPANY

“Joseph O’Brien”

Joseph O’Brien
Assistant Account Manager, Client Services